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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                             CEDAR INCOME FUND, LTD.
                          (Name of Subject the Company)

                             CEDAR INCOME FUND, LTD.
                        (Name of Person Filing Statement)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

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                                    15043810
                      (CUSIP Number of Class of Securities)

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                                 MAUREEN DEWALD
                          Vice President and Secretary
                             CEDAR INCOME FUND, LTD.
                             4333 Edgewood Road N.E.
                            Cedar Rapids, Iowa 52499
                                 (319) 398-8895
  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

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                                    Copy to:
                                Jonathan A. Koff
                               CHAPMAN AND CUTLER
                                 111 West Monroe
                             Chicago, Illinois 60603
                                 (312) 845-3000

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         This Amendment No. 1 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on January 12, 1998 (the "Schedule 14D-9"), by Cedar Income Fund, Ltd., an Iowa corporation (the "Company"), relating to the cash tender offer by Cedar Bay Company, a New York general partnership (the "Purchaser"), to purchase all outstanding shares of common stock, par value $1.00 per share, of the Company (the "Shares") at not less than $7.00 per Share, upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated January 12, 1998, and related Letter of Transmittal (which, together with any amendments thereto, collectively constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated January 12, 1998, as amended and supplemented. The Offer is being made by the Purchaser pursuant to a Memorandum of Understanding, dated as of December 5, 1997, between the Company and SKR Management Corp. ("SKR"), a New York corporation (the "Memorandum of Understanding"). SKR has assigned its rights under the Memorandum of Understanding to the Purchaser, an affiliate of SKR. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.


ITEM 3.  IDENTITY AND BACKGROUND.

         The response to Item 3 is hereby amended and supplemented by adding the following paragraphs:

         SKR, Purchaser and the Company have entered into a letter agreement dated as of February 24, 1998, which amends and supplements certain provisions of the Memorandum of Understanding. The Memorandum of Understanding provides that the date contained in certain sections thereof may be extended to March 16, 1998, upon the deposit with the Escrow Agent of an additional $250,000 to be held as an increase in the Earnest Money Deposit pursuant to the Escrow Agreement. The Purchaser has requested an extension of the time within which to purchase the Shares tendered pursuant to the Offer in order to finalize financing arrangements so that the expiration date (i.e., the time at which the Shares are accepted for payment) of the Offer will be 12:00 midnight, New York City, on March 27, 1998.

         The Company has agreed to the extension of the Offer. Concurrently with the extension of the Offer, SKR will (i) transfer to an account designated by the Company an additional $250,000 as an increase in the Earnest Money Deposit and (ii) consent to the transfer of the $750,000 currently held as an Earnest Money Deposit by the Escrow Agent, pursuant to the terms of the Escrow
Agreement, to an account designated by the Company; provided, however, that the aggregate of such $1,000,000 Earnest Money Deposit, together with interest and other amounts earned thereon, if any, will be returned to SKR if (i) the Offer is not consummated on March 27, 1998, solely as a result of a failure of the Offer Conditions or (ii) the occurrence of a Repayment Event specified in sections (ii), (iv), (v) or (vi) of the definition of "Repayment Event" described in the Schedule 14D-9. All other
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Repayment Events specified in such definition are hereby deleted and shall be of no further force or effect. The Company has agreed that upon receipt of written confirmation from The Bank of New York (the depository bank/paying agent for the Offer) of immediately available funds being deposited with The Bank of New York in an amount sufficient to pay the purchase price of all Shares validly tendered pursuant to the Offer, less $1,000,000, the Company will wire transfer the $1,000,000 Earnest Money Deposit to The Bank of New York to be used to purchase the Shares. In addition, if the Purchaser does not file an amendment to its
Schedule 14D-1 containing responses to all issues raised by the Commission to date, including the required financial statements, by the close of the Commission's Washington office on Thursday February 26, 1998, the Memorandum of Understanding will terminate and the Company will be entitled to retain the entire $1,000,000 Earnest Money Deposit and all interest earned thereon. Except as otherwise set forth above, all other terms and conditions of the Memorandum of Understanding remain in full force and effect.

         This description is qualified in its entirety by reference to the text of the letter agreement, a copy of which is filed as Exhibit 9 hereto and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended and supplemented by adding thereto the following:

         Exhibit 9. Letter agreement dated as of February 24, 1998, between Cedar Income Fund, Ltd. and Cedar Bay Company.

         Exhibit 10. Press release issued by Cedar Income Fund, Ltd. on February 26, 1998.





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             CEDAR INCOME FUND, LTD.



                                             By: /s/ Alan F. Fletcher
                                             -----------------------------------
                                             Alan F. Fletcher
                                             Vice President and Treasurer


Dated February 26, 1998




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                                  EXHIBIT INDEX

          EXHIBIT NO.
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          Exhibit 9.      Letter agreement dated as of February 24, 1998,
                          between Cedar Income Fund, Ltd. and Cedar Bay Company.

          Exhibit 10. Press release issued by Cedar Income Fund, Ltd. on February 26, 1998.